Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

July 15, 2004

VIA EDGAR

Re:	iShares Trust, File Nos. 333-92935; 811-09729
Post-Effective Amendment No. 32 to the Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, iShares Trust (the “Trust”), we enclose for filing, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 32 to the Trust’s registration statement on Form N-1A (the “Post-Effective Amendment”). The purpose of this filing is to register a new series of the Trust, iShares KLD Select Social Index Fund (the “Fund”).

With the exception of disclosure specific to the Fund, the format and disclosure utilized in the Post-Effective Amendment is substantially similar to that of other of the Trust’s post-effective amendments, which have been filed with the Commission and reviewed by the staff. Accordingly, on behalf of the Trust, we hereby request, in reliance upon Securities Act Release No. 13768 (Feb. 15, 1984), that the Post-Effective Amendment receive selective review by the Commission and its staff.

Please do not hesitate to contact the undersigned at (202) 739-5654 or Karen Aspinall at (202) 739-5355 with any questions or comments with respect to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

Enclosures
cc:	James E. O’Connor, Esq.
Richard Morris, Esq.
Karen Aspinall, Esq.